Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

DR. ALBERT D. FRIESEN TO FILE EARLY WARNING REPORT

WINNIPEG, CANADA – (November 5, 2014) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.PK), a specialty pharmaceutical company, today reports that since March 1, 2013 Dr. Albert D. Friesen has acquired 299,308 common shares which exceeds 2% of the outstanding common shares of Medicure. This 2% reporting threshold was reached on November 4, 2014 with the acquisition of 150,408 common shares of Medicure representing approximately 1.22% of the Company’s outstanding common shares (the “Acquisition”).  The shares, which are still subject to approval of the TSX Venture Exchange (“TSXV”), will be issued by the Company at a deemed price of $1.98 per share in order to settle outstanding fees payable to Dr. Friesen for past services rendered to the Company up to July 11, 2014 (the “Settlement”).  The Settlement was approved by the disinterested shareholders of the Company at its annual and special meeting of shareholders held on November 4, 2014.   Dr. Friesen may in the future acquire additional shares in the Company, if deemed appropriate to do so in his sole discretion.

Subject to TSXV approval of the Acquisition, Dr. Friesen owns or exercises control over 2,443,955 common shares of Medicure, representing approximately 19.68% of the Company’s issued and outstanding common shares.  Dr. Friesen also holds stock options entitling him to purchase an aggregate of 516,500 common shares of Medicure upon exercise of the options, bringing his total to 2,960,455 common shares or approximately 22.89% of Medicure’s issued and outstanding common shares on a partially diluted basis.

The above information has been provided to the Company by Dr. Friesen, of 1250 Waverley Street, Winnipeg, Manitoba, for inclusion in this news release.  An Early Warning Report respecting the Acquisition will be filed electronically on the Company’s SEDAR profile and anyone wishing to obtain a copy of the Report may contact Dawson Reimer at 888-435-2220.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.